UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

deltathree, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

24783N-10-2

(CUSIP Number)

D4 Holdings, LLC

349-L Copperfield Blvd. #407

Concord, NC 28025

(704) 260-3304

March 26, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      ☐

EXPLANATORY STATEMENT

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of deltathree, Inc. (the “Company”). This Amendment No. 6 is being jointly filed by (i) D4 Holdings, LLC, a Delaware limited liability company (“D4 Holdings”), (ii) Manna Holdings, LLC, a Delaware limited liability company (“Manna Holdings”), (iii) Praescient, LLC, a North Carolina limited liability company, and (iv) Robert Stevanovski, an individual (collectively, the “Reporting Persons”), to amend and supplement the information set forth below of the Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission on February 23, 2009, as amended (the “Original Filing”). Unless otherwise indicated, capitalized terms used herein without definitions have the meanings assigned to them in the Original Filing.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

To finance the proposed transaction described in Item 4 below (which Item 4 is incorporated herein by reference), D4 Holdings estimates that the amount of funds necessary to consummate the transaction would be approximately $500,000. Those funds would be provided from capital contributions to D4 Holdings by the members of Manna Holdings.

ITEM 4.      PURPOSE OF TRANSACTION

General

As reported in the Original Filing, D4 Holdings initially acquired an interest in the Company for investment purposes. Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Company’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.

Proposed Transaction

Withdrawn Tender Offer Proposal

On February 25, 2015, D4 Holdings sent to the board of directors of the Company a letter (the “Initial Proposal Letter”) which indicated that D4 Holdings intended to initiate a tender offer (the “tender offer”) to purchase all of the outstanding shares of Common Stock not owned by D4 Holdings at a purchase price of $0.01 per share in cash. A copy of the Initial Proposal Letter was attached to as Exhibit 99.1 to Amendment No. 5 to Schedule 13D filed by the Reporting Persons on February 26, 2015. The description herein of the initial proposal and the matters contemplated thereby is qualified in its entirety by reference to the Initial Proposal Letter.

Revised Transaction Proposal

On March 26, 2015, D4 Holdings sent to the board of directors of the Company a new letter dated March 26, 2015 (the “Revised Proposal Letter”), which is attached as Exhibit 99.1 hereto. The Revised Proposal Letter reflects the preliminary discussions between D4 Holdings and the board of directors of the Company that led to the withdrawal of the previous tender offer proposal and to D4 Holdings’ revised proposal in which the transaction would be structured as a merger of the Company into a newly-formed acquisition subsidiary of D4 Holdings (“NewCo”). Under the revised proposal, there would be no tender offer. The proposed consideration would be $0.01 per share of the Company’s outstanding and issued common stock held by the shareholders other than D4 Holdings. The proposed consideration is the same amount per share indicated in the Initial Proposal Letter.

The proposed transaction would be subject to, and conditioned upon, among other things, (i) the negotiation, execution and delivery of legal documentation satisfactory to the parties, which would include a definitive merger agreement between NewCo and the Company providing for, among other things, customary representations and warranties, covenants, closing deliveries, closing conditions, indemnification and such other agreements and instruments of transfer as mutually agreed upon by the parties; (ii) required approvals from the respective boards of directors of the Company and D4; and (iii) completion of all required filings with the Securities and Exchange Commission. The revised proposal is an expression of interest only, and D4 Holdings has reserved the right to withdraw or modify the proposal in any manner.

D4 Holdings would pay the cash consideration required for the proposed transaction from its own funds, and accordingly there would be no financing contingency.

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If the proposed transaction is completed, the Common Stock would no longer be registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Other Actions That the Reporting Persons May Take

In addition to or as an alternative to the proposed transaction, actions by the Reporting Persons may include, and the Reporting Persons reserve the right to effect (or seek to effect), at any time and from time to time in any single transaction or series of transactions, in each case subject to any applicable legal and contractual restrictions on their ability to do so, one or more of the following:

(i) subject to the rules governing tender offers to the extent they apply to a given transaction, purchasing additional shares of Common Stock on the open market, in privately negotiated transactions, or otherwise;

(ii) selling some or all of the Reporting Persons’ shares of Common Stock or other Company securities on the open market, in privately negotiated transactions, or otherwise;

(iii) extraordinary corporate transactions, including mergers (including the proposed transaction), acquisitions, dispositions, recapitalizations, sales or transfers of assets, reorganizations or liquidations involving the Company;

(iv) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(v) change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill vacancies on the board, including such changes following the proposed transaction;

(vi) material changes in the present capitalization or dividend policy of the Company;

(vii) material changes in the Company’s business or corporate structure, including through the proposed transaction;

(viii) changes to the Company’s certificate of incorporation, bylaws and other organizational documents, including through the proposed transaction;

(ix) changes in the Company’s corporate governance policies and practices and with respect to its business plan and operating strategies, including such changes following the proposed transaction; and

(x) taking all such additional actions as the Reporting Persons deem necessary or advisable to effectuate the foregoing objectives, and which the Reporting Persons believe are reasonably related thereto.

D4 Holdings does not expect to cause a class of securities of the Company to be delisted from a national securities exchange because the Common Stock is currently trading on the OTC Pink market (which is not a national securities exchange) nor will D4 Holdings cause a class of equity securities of the issuer to become eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act, because the Company is already eligible for such termination of registration (given that it reported in its Annual Report on Form 10-K for the year ended December 31, 2013 that as of March 24, 2014, it had only 119 holders of record).

D4 Holdings expects to continue participation in the management of the Company through representation on the Company’s board of directors, although D4 Holdings understands that a special committee of the board of directors of the Company (which committee will not include any director affiliated with D4 Holdings) will negotiate the proposed transaction and related matters on behalf of the Company. After the proposed transaction, D4 Holdings will control all of the seats on the Company’s board of directors as a result of owning all of the Company’s outstanding shares.

Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

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ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Exhibit

99.1      Letter from D4 Holdings, LLC to the Board of Directors of the Company dated March 26, 2015.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 2015

D4 HOLDINGS, LLC

By:	PRAESCIENT, LLC, its manager

	By:	/s/ Robert Stevanovski
Name: Robert Stevanovski
Title: Authorized Signatory

MANNA HOLDINGS, LLC

By:	PRAESCIENT, LLC, its managing member

	By:	/s/ Robert Stevanovski
Name: Robert Stevanovski
Title: Authorized Signatory

PRAESCIENT, LLC

	By:	/s/ Robert Stevanovski
Name: Robert Stevanovski
Title: Authorized Signatory

/s/ Robert Stevanovski
Robert Stevanovski, individually

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EXHIBIT 99.1

Letter from D4 Holdings, LLC to the Board of Directors of deltathree, Inc. dated March 26, 2015